United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 000-29103

ST ASSEMBLY TEST SERVICES LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65

#05-17/20 Tech Point

Singapore 569059

(65) 6824-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ST Assembly Test Services Ltd

By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	July 5, 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

ST ASSEMBLY TEST SERVICES LTD

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the Extraordinary General Meeting) of ST Assembly Test Services Ltd (STATS) will be held at 10 Ang Mo Kio Street 65, #04-18/20 Techpoint, Singapore 569059 on August 4, 2004 at 10:00 a.m., Singapore time, for the purpose of considering and, if thought fit, passing, with or without modification, the following Resolutions, of which Resolutions 1 through 11 will be proposed as Ordinary Resolutions and Resolution 12 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution

Issuance of Ordinary Shares

That, subject to and contingent upon the passing of Resolutions 2 through 8 and 12, the Directors of STATS be and are hereby authorised and empowered:

(a)	to allot and issue, free from all liens, charges and other encumbrances and ranking equally without preference in all respects with the existing ordinary shares of par value S$0.25 each in the capital of STATS as at the date of their issue and on such other terms as may be determined by the Directors of STATS in their absolute discretion, new ordinary shares of par value S$0.25 each in the capital of STATS underlying the American Depositary Shares of STATS (the STATS ADSs) that will be issued to the holders of the shares of Class A common stock, par value $0.01 per share, of ChipPAC (the ChipPAC Shares) pursuant to the proposed merger (the Merger) with ChipPAC, Inc. (ChipPAC), on the terms and subject to the conditions set forth in the Agreement and Plan of Merger and Reorganization, dated February 10, 2004 (the Merger Agreement), among STATS, Camelot Merger, Inc. (Camelot Merger), a wholly owned U.S. subsidiary of STATS, and ChipPAC, pursuant to which Camelot Merger will be merged with and into ChipPAC and each outstanding ChipPAC Share will be converted into the right to receive 0.87 STATS ADSs; and

(b)	to complete and to do all such acts and things, and to approve, modify and execute all such documents and to approve any amendment, alteration or modification to any document, as they may consider necessary, desirable or expedient or in the interests of STATS to give effect to this Resolution and/or the Merger.

Resolution 2: Ordinary Resolution

Adoption of the New STATS ChipPAC Substitute Option Plans

That, subject to and contingent upon the passing of Resolutions 1 and 3 through 8 and 12:

(a)	the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the STATS ChipPAC Substitute Option Plans) (a copy of each STATS ChipPAC Substitute Option Plan, signed by the Chairman of STATS for the purpose of identification, having been produced at the Extraordinary General Meeting) be, and are hereby, approved and adopted and shall take effect from the time the Merger becomes effective in accordance with the terms and conditions of the Merger Agreement (the Effective Time); and

(b)	the Directors of STATS be and are hereby authorised and empowered to:

(i)	establish and administer the STATS ChipPAC Substitute Option Plans in accordance with the provisions of such STATS ChipPAC Substitute Option Plans;

(ii)	modify and/or amend the STATS ChipPAC Substitute Option Plans from time to time, provided that such modification and/or amendment is effected in accordance with the provisions of the STATS ChipPAC Substitute Option Plans; and

(iii)	to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the STATS ChipPAC Substitute Option Plans.

Resolution 3: Ordinary Resolution

Issuance of STATS Substitute Options

That, subject to and contingent upon the passing of Resolutions 1, 2 and 4 through 8 and 12, the Directors of STATS be and are hereby authorised and empowered:

(a)	to offer and grant, in connection with the Merger and in accordance with the terms of the Merger Agreement, substitute options granted pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the 1999 Substitute Options) to holders of the options that are outstanding and unexercised immediately prior to the Effective Time and that were granted pursuant to the ChipPAC, Inc. 1999 Stock Purchase and Option Plan;

(b)	to offer and grant, in connection with the Merger and in accordance with the terms of the Merger Agreement, substitute options granted pursuant to the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the 2000 Substitute Options and, together with the 1999 Substitute Options, the STATS Substitute Options) to holders of options that are outstanding and unexercised immediately prior to the Effective Time and that were granted pursuant to the ChipPAC, Inc. 2000 Equity Incentive Plan;

(c)	to allot and issue, from time to time, such number of new ordinary shares of par value S$0.25 each in the capital of STATS (either directly or in the form of STATS ADSs) as may be required to be issued pursuant to the exercise of the STATS Substitute Options; and

(d)	to complete and to do all such acts and things, and to approve, modify and execute all such documents and to approve any amendment, alteration or modification to any document, as they may consider necessary, desirable or expedient or in the interests of STATS to give effect to this Resolution.

Resolution 4: Ordinary Resolution

Supplemental Indentures with respect to the ChipPAC Convertible Subordinated Notes

That, subject to and contingent upon the passing of Resolutions 1 through 3 and 5 through 8 and 12, the Directors of STATS be and are hereby authorised and empowered:

(a)	to enter into any supplemental indenture or other agreement in connection with the assumption by STATS of certain obligations of ChipPAC pursuant to the US$150 million 2.5% Convertible Subordinated Notes due June 1, 2008 (ChipPAC 2.5% Convertible Subordinated Notes) and the US$50 million 8% Convertible Subordinated Notes due June 15, 2011 (ChipPAC 8% Convertible Subordinated Notes and, together with the ChipPAC 2.5% Convertible Subordinated Notes, the ChipPAC Convertible Subordinated Notes) as required by the respective indenture governing such ChipPAC Convertible Subordinated Notes;

(b)	to allot and issue, from time to time, such number of new ordinary shares of par value S$0.25 each in the capital of STATS underlying the STATS ADSs as may be required to be issued pursuant to the conversion of the ChipPAC Convertible Subordinated Notes into STATS ADSs following the Merger; and

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(c)	to complete and to do all such acts and things, and to approve, modify and execute all such documents and to approve any amendment, alteration or modification to any document, as they may consider necessary, desirable or expedient or in the interests of STATS to give effect to this Resolution.

Resolution 5: Ordinary Resolution

Appointment of Dr. Robert W. Conn to the Board of Directors

That, subject to and contingent upon the passing of Resolutions 1 through 4 and 6 through 8 and 12, Dr. Robert W. Conn be elected as a Director of STATS pursuant to Article 99 of the Articles of Association of STATS, with effect from the Effective Time.

Resolution 6: Ordinary Resolution

Appointment of Mr. Dennis P. McKenna to the Board of Directors

That, subject to and contingent upon the passing of Resolutions 1 through 5 and 7 through 8 and 12, Mr. Dennis P. McKenna be elected as a Director of STATS pursuant to Article 99 of the Articles of Association of STATS, with effect from the Effective Time.

Resolution 7: Ordinary Resolution

Appointment of Mr. R. Douglas Norby to the Board of Directors

That, subject to and contingent upon the passing of Resolutions 1 through 6, 8 and 12, Mr. R. Douglas Norby be elected as a Director of STATS pursuant to Article 99 of the Articles of Association of STATS, with effect from the Effective Time.

Resolution 8: Ordinary Resolution

Appointment of Dr. Chong Sup Park to the Board of Directors

That, subject to and contingent upon the passing of Resolutions 1 through 7 and 12, Dr. Chong Sup Park be elected as a Director of STATS pursuant to Article 99 of the Articles of Association of STATS, with effect from the Effective Time.

Resolution 9: Ordinary Resolution

Amendment of the ST Assembly Test Services Ltd Share Option Plan 1999 (the STATS 1999 Option Plan)

That, subject to and contingent upon the consummation of the Merger:

(a)	pursuant to Section 10(b) of the STATS 1999 Option Plan, approval be and is hereby given for the STATS 1999 Option Plan to be amended to increase the maximum number of ordinary shares of par value S$0.25 each in the capital of STATS that may be issued under the STATS 1999 Option Plan from 190 million ordinary shares of par value S$0.25 each to 245 million ordinary shares of par value S$0.25 each;

(b)	the Directors of STATS be and are hereby authorised and empowered to offer and grant options in accordance with the provisions of the STATS 1999 Option Plan and to allot and issue, from time to time, such number of new ordinary shares of par value S$0.25 each in the capital of STATS (either directly or in the form of STATS ADSs) as may be required to be issued pursuant to the exercise of any options offered or granted under the STATS 1999 Option Plan; and

(c)	the Directors of STATS be and are hereby authorised and empowered to complete and to do all such acts and things, and to approve, modify and execute all such documents and to approve any amendment, alteration or modification to any document, as they may consider necessary, desirable or expedient or in the interests of STATS to give effect to this Resolution.

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Resolution 10: Ordinary Resolution

Adoption of the New STATS ChipPAC Ltd. Employee Share Purchase Plan 2004

That, subject to and contingent upon the consummation of the Merger:

(a)	the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the STATS ChipPAC ESPP) (a copy of which, signed by the Chairman of STATS for the purpose of identification, having been produced to the Extraordinary General Meeting) be and is hereby approved and adopted and shall take effect from the Effective Time; and

(b)	the Directors of STATS be and are hereby authorised and empowered to:

(i)	establish the STATS ChipPAC ESPP;

(ii)	establish a committee of Directors of STATS to administer the STATS ChipPAC ESPP in accordance with the provisions of the STATS ChipPAC ESPP;

(iii)	offer and grant in accordance with the provisions of the STATS ChipPAC ESPP rights to purchase new ordinary shares of par value S$0.25 each in the capital of STATS;

(iv)	allot and issue, from time to time, such number of new ordinary shares of par value S$0.25 each in the capital of STATS as may be required to be issued pursuant to the exercise of any rights to purchase under the STATS ChipPAC ESPP; and

(v)	modify and/or amend the STATS ChipPAC ESPP from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the STATS ChipPAC ESPP and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the STATS ChipPAC ESPP.

Resolution 11: Ordinary Resolution

Appointment of PricewaterhouseCoopers, Singapore as Auditors

That, PricewaterhouseCoopers, Singapore be and are hereby appointed as auditors to STATS, in place of KPMG, to hold office until the conclusion of the next annual general meeting of STATS, and the Directors of STATS be and are hereby authorised, upon the recommendation of the STATS audit committee, to fix the remuneration of PricewaterhouseCoopers, Singapore.

Resolution 12: Special Resolution

Change of Name of STATS

That, subject to and contingent upon the passing of Resolutions 1 through 8, the name of STATS be and is hereby changed from “ST Assembly Test Services Ltd” to “STATS ChipPAC Ltd.” and that the name “STATS ChipPAC Ltd.” be substituted for “ST Assembly Test Services Ltd” wherever the latter name appears in the Memorandum and Articles of Association of STATS, with effect from the Effective Time.

By Order of the Board

Chua Su Li (Mrs)

Company Secretary

Date: July 2, 2004

Notes:

1.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in STATS’ Register of Shareholders (Members).

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2.	A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of STATS. The instrument appointing a proxy must be deposited at the registered office of STATS at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or at any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

3.	STATS is subject to the continuing listing rules of the Nasdaq National Market and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

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